Filed by Cal Dive International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)
of the Securities Exchange Act of 1934
Subject Company: Horizon Offshore, Inc.
Commission File No.: 001-16857

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:
•	Press release of Cal Dive International, Inc. dated August 1, 2007 reporting financial results for the second quarter of 2007; and

•	Second quarter 2007 earnings conference call presentation.

400 N. Sam Houston Parkway E. Suite 1000 Houston, TX 77060-3500 (281) 618-0400 (281) 848-6502 fax

FOR IMMEDIATE RELEASE August 1, 2007	Contact: G. Kregg Lunsford Chief Financial Officer (281) 618-0516

Cal Dive Reports Second Quarter 2007 Results
HOUSTON, TX — (August 1, 2007) Cal Dive International, Inc. (NYSE:DVR) reported second quarter 2007 net income of $22.6 million, or $.27 per diluted share, excluding non-recurring items. This represents a 32% decrease in recurring net income as compared to 2006 second quarter results. The decrease in recurring net income was primarily due to increased out of service days relating to regulatory dry docks, increased depreciation and deferred drydock amortization and interest expense. The non-recurring items in the second quarter of 2007 included $11.8 million in non-cash equity losses and a related asset impairment charge in connection with Cal Dive’s investment in Offshore Technology Solutions Limited (“OTSL”), a Trinidad and Tobago entity in which Cal Dive owns a 40% minority interest, a $2.0 million charge for an anticipated cash settlement to be paid for a civil claim by the Department of Justice related to the consent decree the Company entered into in connection with the Acergy and Torch acquisitions in 2005 and a $1.7 million gain on a sale of a portable saturation diving asset. Including the non-recurring items, Cal Dive reported second quarter net income of $11.6 million, or $.14 per diluted share.
Financial Highlights
•	Revenues: Second quarter 2007 revenues increased by $10.5 million, or 8%, to $135.3 million as compared to the second quarter of 2006, primarily due to the initial deployment of certain Torch, Acergy and Fraser Diving acquisition assets which occurred after the second quarter of 2006. This increase was partially offset by the increased number of out of service days relating to regulatory dry docks and vessel upgrades during the second quarter of 2007. As previously communicated in Cal Dive’s first quarter earnings conference call and presentation, the majority of the anticipated out of service days for 2007 were expected to occur during the second quarter. Cal Dive incurred 343 out of service days relating to drydocks and upgrades in the second quarter of 2007 compared to 235 days during the second quarter of 2006. The out of service days in the second quarter 2007 represent approximately 57% of the total estimated days for 2007 with approximately only 18% of the total estimated out of service days remaining for the second half of 2007. Furthermore, most of the out of service days in the second quarter of 2007 related to the saturation diving vessels, the Company’s largest contributors to revenues and profits.

•	Gross Profit: Second quarter 2007 gross profit decreased by $15.4 million, or 25%, to $45.6 million as compared to the second quarter 2006, due to the increased out of service days referred to above and increased depreciation and deferred drydock amortization. This decrease was partially offset by the initial deployment of certain acquisition assets which occurred after the second quarter of 2006.

•	Non-Cash equity losses and impairment of investment in OTSL: During the second quarter 2007, OTSL generated significant operating losses, lost several project bids and ultimately decided to exit the saturation diving market. These impairment indicators required Cal Dive to consider the short-term and long-term operating and financial prospects of OTSL in evaluating its investment in the entity. Based on this evaluation, Cal Dive determined that its remaining investment was impaired and recorded a non-cash impairment charge equal to the amount of its remaining investment. Cal Dive has no plans to make additional investments in OTSL and therefore will not be subject to future losses or impairments relating to its ownership interest. The equity losses and related impairment charge have no effect on Cal Dive’s revenue or cash flow. Cal Dive owns a minority interest in OTSL and has no operating control over this entity. Furthermore, the assumptions supporting Cal Dive’s 2007 earnings guidance gave no weight to this investment and included neither earnings nor losses from this investment.

•	SG&A: Second quarter 2007 SG&A increased by $1.8 million over the second quarter 2006, primarily due to a $2 million one-time charge for an anticipated cash settlement, subject to final negotiation of a court-approved settlement agreement, with the Department of Justice related to a civil claim alleging that the Company violated the consent decree entered into in connection with the Acergy and Torch acquisitions by failing to divest certain divestiture assets in accordance with the terms of the consent decree. While the Company was prepared to vigorously defend itself, the Company deemed it prudent to settle this matter. As a percentage of revenue, SG&A was 8.2% for the second quarter 2007 compared to 7.5% for the same period in 2006. Excluding the settlement, SG&A decreased by $.3 million compared to the second quarter of 2006 and was 6.7% of revenue for the second quarter 2007.

•	Net interest expense: Second quarter 2007 net interest expense increased by $2.4 million over the second quarter of 2006, due to debt assumed in connection with the Company’s IPO in December 2006.

•	Income tax expense: The effective tax rate for the second quarter 2007 was 47.3% compared to 35.0% in the second quarter of 2006. The increase is related to the tax treatment of certain non-recurring items incurred during the second quarter of 2007. Excluding the non-recurring items, the effective tax rate was 33.4%. The Company forecasts an effective tax rate of approximately 36.5% for the full year 2007.

•	Net Income: Second quarter 2007 net income decreased by $21.9 million over the second quarter of 2006, for the reasons described above.

•	Balance Sheet: Total debt was $140.0 million and cash and cash equivalents were $3.7 million as of June 30, 2007. Net debt represents .65 times EBITDA for the trailing twelve months ended June 30, 2007.

Quinn Hébert, President and Chief Executive Officer of Cal Dive, stated “Our second quarter results were greatly impacted by the number of out of service days due to regulatory dry docks and vessel upgrades as well as the equity losses and non-cash impairment charge relating to our investment in OTSL. The vessel drydocks and upgrades are an essential part of our business and our ability to better serve our customers and keep our people safe. We look forward to a strong third and fourth quarter with most of the 2007 drydocks behind us. While disappointing, the non-cash OTSL equity losses and impairment charge have no impact on our revenue and cash flow. We did not anticipate the non-recurring items incurred during the second quarter in our 2007 earnings guidance and accordingly we are adjusting our projected earnings per share range by $.13, the earnings per share effect of the of the OTSL losses and related impairment, the settlement with the Department of Justice and the gain on sale of an asset in the second quarter. We now project earnings per share in the range of $1.28 to $1.49 for 2007 compared to our previous range of $1.41 to $1.62.”
Status of Acquisition of Horizon Offshore
Quinn Hébert further stated, “With regard to our pending acquisition of Horizon Offshore, Inc., it is our understanding that the operational losses incurred by Horizon are in large part associated with poor performance from its diving contractors in Mexico. This illustrates one of the key rationales for combining the two companies as we believe a pipelay contractor with control of its diving support, especially the quality of support that Cal Dive provides, will execute its projects more efficiently and profitably. In the circumstances, we are continuing to conduct extended due diligence, as we are permitted to do under the agreement, to reconfirm our transaction assumptions and to assure ourselves that the second quarter issues are not systemic. In the meantime, we have made our Hart-Scott-Rodino filings with the Federal Trade Commission and the Department of Justice. The strategic rationale for the transaction and market fundamentals remain strong and solid.”
Further details will be provided during Cal Dive’s conference call, scheduled for 11:00 a.m. Central Daylight Time on Thursday, August 2, 2007. The teleconference dial-in numbers are: 866-203-3206 (domestic), 617-213-8848 (international), passcode 73445479. Investors will be able to obtain the slide presentation and listen to the live conference call broadcast from the Investor Relations page at http://www.caldive.com. A replay will be available from the Investor Relations-Presentations page.
Cal Dive International, Inc., headquartered in Houston, Texas, is a marine contractor that provides manned diving, pipelay and pipe burial services to the offshore oil and gas industry on the Gulf of Mexico Outer Continental Shelf, the Middle East, Southeast Asia and Australia, with a fleet of 26 vessels, including 23 surface and saturation diving support vessels as well as three shallow water pipelay vessels.

CAUTIONARY STATEMENT
This press release may include “forward-looking” statements that are generally identifiable through our use of words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “project” and similar expressions and include any statements that we make regarding our earnings expectations. The forward-looking statements speak only as of the date of this release, and we undertake no obligation to update or revise such statements to reflect new information or events as they occur. Our actual future results may differ materially due to a variety of factors, including changes in the level of offshore exploration, development and production activity in the oil and natural gas industry, our inability to obtain contracts with favorable pricing terms if there is a downturn in our business cycle, intense competition in our industry, the operational risks inherent in our business, risks associated with our relationship with Helix Energy Solutions Group, Inc., our controlling stockholder, and other risks detailed in our 2006 Annual Report on Form 10-K.

CAL DIVE INTERNATIONAL, INC.
Comparative Condensed Consolidated Statements of Operations
(000’s omitted, except per share data)

	Three Months Ended
	Jun. 30,
	2007	2006
	(unaudited)

Net Revenues	$135,258	$124,764
Cost of Sales	89,693	63,821

Gross Profit	45,565	60,943

Gain on Sale of Assets, net	1,687	16
Selling and Administrative	11,110	9,360

Income from Operations	36,142	51,599

Equity in Earnings of Investments	(11,793)	(183)
Interest Income (Expense), net & Other	(2,419)	(13)

Income Before Income Taxes	21,930	51,403
Income Tax Provision	10,365	17,983

Net Income	$11,565	$33,420

Other Financial Data:
Income from Operations	36,142	51,599
Equity in Earnings (Losses) of Investments	(11,793)	(183)
Depreciation and Amortization	9,180	5,644
EBITDA	46,119	58,061

Weighted Avg. Shares Outstanding
Basic	83,680	61,507
Diluted	83,801	61,507
Earnings Per Share:
Basic and Diluted	$0.14	$0.54 (1)

(1)	Pro Forma 2Q 2006 EPS was $.40 assuming the initial public offering of 22.2 million shares had occurred on Jan. 1, 2006

CAL DIVE INTERNATIONAL, INC.
Comparative Condensed Consolidated Balance Sheet
(000’s omitted)

	Jun. 30, 2007	Dec. 31, 2006
ASSETS	(unaudited)

Current Assets:
Cash and equivalents	$3,667	$22,655
Accounts receivable	124,725	127,617
Other current assets	24,998	18,475

Total Current Assets	153,390	168,747

Net property & equipment	226,035	222,247
Equity investments	—	10,871
Goodwill	26,802	26,666
Other assets, net	39,381	23,622

Total Assets	$445,608	$452,153

LIABILITIES & STOCKHOLDERS’ EQUITY

Current Liabilities:
Accounts payable	$49,497	$39,810
Accrued liabilities	15,821	19,004

Total Current Liabilities	65,318	58,814

Long-term debt	140,000	201,000
Long-term payable to Helix	8,392	11,028
Deferred income taxes	29,137	20,824
Other long term liabilities	1,769	2,726
Stockholders’ equity	200,992	157,761

Total Liabilities & Equity	$445,608	$452,153

Reconciliation of Non-GAAP Financial Measures
For the Periods Ended June 30, 2007 and 2006
(000’s omitted, except ratio data)
     In addition to net income, one primary measure that we use to evaluate our financial performance is earnings before net interest expense, taxes, depreciation and amortization, or EBITDA. We use EBITDA to measure our operational strengths and the performance of our business and not to measure our liquidity. EBITDA does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues, and should be considered in addition to, and not as a substitute for, net income and other measures of financial performance we report in accordance with GAAP. Furthermore, EBITDA presentations may vary among companies; thus, our EBITDA may not be comparable to similarly titled measures of other companies.
     We believe EBITDA is useful as a measurement tool because it helps investors evaluate and compare our operating performance from period to period by removing the impact of our capital structure (primarily interest charges from our outstanding debt) and asset base (primarily depreciation and amortization of our vessels) from our operating results. Our management uses EBITDA (i) to assess compliance with financial ratios and covenants that will be included in our revolving credit facility; and (ii) in communications with lenders, rating agencies and others, concerning our financial performance.
The following table presents a reconciliation of EBITDA to net income, which is the most directly comparable GAAP financial measure of our operating results:

	Three Months Ended		Trailing Twelve
	Jun. 30, 2007	Jun. 30, 2006	Months
EBITDA (unaudited)	$46,119	$58,061	$209,250
Less: Depreciation & Amortization	9,180	5,644	31,862
Less: Non-Cash Stock Compensation Expense (1)	797	818	3,411
Less: Interest Expense (Income)	2,419	13	5,111
Less: Non-Cash Equity Loss (Earnings)	11,793	183	13,978
Less: Provision for Income Taxes	10,365	17,983	58,039

Net Income	$11,565	$33,420	$96,849

Trailing Twelve Months EBITDA ended June 30, 2007	$209,250

Long Term Debt as of June 30, 2007	$140,000
Less: Cash at June 30, 2007	(3,667)

Net Debt	$136,333

Net Debt to EBITDA Ratio	0.65x

(1)	Relates to Helix restricted stock or stock options granted to CDI employees prior to the Initial Public Offering and CDI restricted stock granted to CDI employees under the company’s 2006 long term incentive plan.

2nd Quarter 2007 Earnings Conference Call August 2, 2007

Forward-Looking Statements This presentation may include "forward-looking" statements that are generally identifiable through our use of words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "project" and similar expressions and include any statements that we make regarding our earnings expectations. The forward-looking statements speak only as of the date of this presentation, and we undertake no obligation to update or revise such statements to reflect new information or events as they occur. Our actual future results may differ materially due to a variety of factors, including changes in the level of offshore exploration, development and production activity in the oil and natural gas industry, our inability to obtain contracts with favorable pricing terms if there is a downturn on our business cycle, intense competition in our industry, the operational risks inherent in our business, risks associated with our relationship with Helix Energy Solutions Group, Inc., our controlling stockholder, and other risks detailed in our 2006 Form 10-K on file with the Securities and Exchange Commission.

Presentation Outline Summary of 2nd Quarter 2007 Results Net Income Reconciliation: Recurring vs. Non-Recurring Questions and Answers Reconciliation of Non GAAP Financial Measures Quinn J. Hebert President & Chief Executive Officer Scott T. Naughton Chief Operating Officer G. Kregg Lunsford Chief Financial Officer

Summary of Results

	Second Quarter			
	2007		2006	
Revenues	$135,258		$124,764	
Gross Profit	45,565		60,943	
Margins	**34%**		**49%**	
Net Income	11,565		33,420	
Margins	**9%**		**27%**	
Diluted EPS-Recurring	0.27	(1)	0.54	(2)
Diluted EPS-Reported	0.14		0.54	
Diluted Shares O/S	83,801		61,507	
EBITDA (3)	$46,119		$58,061	
Margins	**34%**		**47%**	

4

Summary of Results (1) See slide 5 for a reconciliation between recurring and reported net income (2) Pro Forma 2Q 2006 EPS was $.40 assuming the initial public offering of 22.2 million shares had occurred on Jan. 1, 2006 (3) See Reconciliation of Non-GAAP Financial Measures on page 12 of this presentation

Net Income Reconciliation

(all amounts in thousands except earnings per share)

	Three Months Ended June 30, 2007			
	Pre-Tax	After Tax	Reconciliation of Effective Tax Rate	Diluted EPS
Net Income from operations, before non-recurring items	**$34,036**	**$22,648**	**33.5%**	**$0.27**
Equity loss and impairment charge in minority investment in OTSL	(11,793)	(10,466)	12.0%	(0.125)
Reserve for DOJ settlement	(2,000)	(2,000)	3.1%	(0.024)
Gain on sale of asset	1,687	1,383	(1.3%)	0.017
Net Income, as reported	**$21,930**	**$11,565**	**47.3%**	**$0.14**

5

Net Income Reconciliation

Summary of Results- Key Statistics

(The following statistics are for owned and operated vessels only)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2007	**2006**	**2007**	**2006**
Calendar Day Utilization-				
Saturation Diving Vessels	57%	83%	68%	88%
Surface Diving Vessels	69%	86%	65%	86%
Pipelay Vessels	66%	100%	78%	100%
Effective Utilization (1)-				
Saturation Diving Vessels	88%	97%	91%	95%
Surface Diving Vessels	70%	98%	67%	98%
Pipelay Vessels	98%	100%	97%	100%

6

Summary of Results- Key Statistics (1) Effective vessel utilization does not include acquired vessels prior to their in-service dates, vessels in dry docking, vessels taken out of service for upgrades or prior to their disposition and vessels jointly owned with a third party.

Breakdown of Revenue

Three Months Ended
June 30, 2007
($ MM)
Other (1)
35%
$ 47.6
$ 87.6
Vessel
Operated
65%

Six Months Ended
June 30, 2007
($ MM)
Other (1)
31%
$ 88.0
$ 196.5
Vessel
Operated
69%

7

Breakdown of Revenue $ 87.6 ($ MM) (1) Other Consists of portable SAT diving systems, general diving, DLB 801 charter revenue and other misc. contracting (1) ($ MM) (1) Three Months Ended June 30, 2007 Six Months Ended June 30, 2007 $ 88.0 $ 196.5 $ 87.6 $ 47.6

Recurring Earnings Growth (1)

150
125
100
75
50
25
0
($MM)
2Q 2006
2Q 2007
2006 Actual
2007 Estimate
Recurring
Non-Recurring Charges
Earnings Guidance Range

8

Recurring Earnings Growth (1) (1) Non-recurring items during 2Q 07 includes the OTSL equity loss/impairment, the settlement charge with the Department of Justice in 2Q 2007 and gain on sale of asset

EBITDA Growth (1)

300
250
200
150
100
50
0
($MM)
2Q 2006
2Q 2007
2006 Actual
2007 Estimate
Range

9

CAL DIVE INTERNATIONAL

EBITDA Growth (1) (1) See Reconciliation of Non-GAAP Financial Measures on page 12 of this presentation

Capitalization

(all amounts in thousands except percentages and ratios)

	As of June 30, 2007
Cash and cash equivalents	$3,667
Long-Term Debt	140,000
Stockholders' Equity:	
Common Stock (1)	843
Capital in excess of par value of common stock	156,501
Retained Earnings	43,648
Total Stockholders' Equity	200,992
Total Capitalization (excluding cash)	**$340,992**
Net Debt to EBITDA-TTM (2)	**0.65x**
Net Debt to Book Capitalization (3)	**40%**

10

Capitalization <root/> <root/> (1) Common Stock, $.01 par value; 240,000,000 shares authorized, 84,326,905 shares issued (2) See Reconciliation of Non-GAAP Financial Measures on page 12 of this presentation (3) Calculated as total debt less cash divided by stockholders' equity plus debt less cash

Timing of Dry Docks and Upgrades - 2007

Vessel	Type	Timing of Out of Service Days				
		Q1 Act.	Q2 Act.	Q3 Est.	Q4 Est.	Total
DP DSV Eclipse	Drydock	42	40			82
DP DSV Kestrel	Regulatory		37			37
DSV Cal Diver I	Drydock		17			17
DSV Cal Diver II	Drydock	21	33			54
DSV American Triumph	Drydock		31			31
DSV American Star	Drydock			6	44	50
Brave	Drydock/Upgrade	12	58			70
Mr. Jack	Drydock			30		30
Sterling Pony	Drydock			30		30
DP MSV Uncle John	Upgrade	15	26			41
DP DSV Mystic Viking	Upgrade		69			69
DSV American Constitution	Upgrade	28	16			44
DSV Midnight Star	Upgrade		16			16
American Diver	Drydock	30				30
	Total Days	148	343	66	44	601
	Previous Est.	148	270	62	48	528
	Difference	-	73	4	(4)	73
	Quarterly Days as % of Total	25%	57%	11%	7%	100.0%

11

Timing of Dry Docks and Upgrades - 2007 Vessel Type Timing of Out of Service Days

Reconciliation of Non-GAAP Financial Measures

(all amounts in thousands except ratio)

Long Term Debt at June 30, 2007	140,000
Less: Cash at June 30, 2007	(3,667)
Net Debt	136,333
TTM EBITDA as of June 30, 2007	209,250
Ratio of Net Debt to EBITDA	**0.65x**

12

Reconciliation of Non-GAAP Financial Measures